

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. David LaDuke
President and Chief Executive Officer
Sputnik Enterprises, Inc.
650 5th Street, Suite 301
San Francisco, CA 94107

  Re: Sputnik Enterprises, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2009
     Filed March 25, 2010
     Form 10-K/A for the Fiscal Year ended December 31, 2009
     Filed December 9, 2010
     File No. 000-52366

Dear Mr. LaDuke:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief